Master Investment Portfolio (“MIP”):  S&P 500 Stock Master Portfolio (the “Master Portfolio”)

77M:

Mergers

Attached please find as an exhibit to Sub-Item 77M of Form N-SAR, information regarding a reorganization in which the Master Portfolio, a series of MIP, was the surviving party.

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Master Investment Portfolio:  S&P 500 Stock Master Portfolio

77M

Mergers

At meetings held on May 15-16, 2012, the Board of Trustees of Master Investment Portfolio (“MIP”) and the Board of Directors of Quantitative Master Series LLC approved the reorganization of Master S&P 500 Index Series (the “Target Master Portfolio”), a series of Quantitative Master Series LLC, into the S&P 500 Stock Master Portfolio (the “Master Portfolio”), a series of MIP, pursuant to which the Master Portfolio acquired substantially all of the assets and assumed substantially all of the liabilities of the Target Master Portfolio in exchange for beneficial interests of the Master Portfolio (the “Master Reorganization”).  The Master Reorganization was approved by the shareholders of each of BlackRock Index Equity Portfolio of BlackRock Funds and BlackRock S&P 500 Index Fund of BlackRock Index Funds, Inc., the two feeder funds that invested their assets in the Target Master Portfolio.

The Target Master Portfolio’s net assets on April 19, 2013, the valuation date of the Master Reorganization, were $2,515,780,312.

The Master Reorganization closed on April 22, 2013.  The Master Portfolio will be terminated as a series of MIP.

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